Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Beach Box Safe, Inc.
1300 Memorial Drive Southeast, Unit 18
Atlanta, GA 30317
www.beachbox.co

Up to $1,069,986.60 in Common Stock at $69.57
Minimum Target Amount: $9,948.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Beach Box Safe, Inc.
Address: 1300 Memorial Drive Southeast, Unit 18, Atlanta, GA 30317
State of Incorporation: DE
Date Incorporated: February 13, 2019

Terms:

Equity

Offering Minimum: $9,948.51 | 143 shares of Common Stock
Offering Maximum: $1,069,986.60 | 15,380 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $69.57
Minimum Investment Amount (per investor): $139.14

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive a computer sticker and 3 free uses of Beach Box.

$1,000+ | Tier 2

Invest $1,000+ and receive a computer sticker, T-shirt , and 5 free uses of Beach Box.

$2,500+ | Tier 3

Invest $2,500+ and receive a computer sticker, T-shirt , and 10 free uses of Beach Box.

$5,000+ | Tier 4

Invest $5,000+ and receive a computer sticker, T-shirt , and 15 free uses of Beach Box.

$10,000+ | Tier 5

Invest $10,000+ and receive a computer sticker, T-shirt , Dinner with a founder, and a personal Beach Box for your enjoyment!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Beach Box will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $69.57 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares of Common Stock for $6,957. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Beach Box Safe, Inc. ("Beach Box" or the "Company") is a C Corporation organized under the laws of the state of Deleware and is headquartered in Georgia. Beach Box Safe, Inc. was formed on February 13, 2019, and has no prior entities. The Company is in the pre-revenue stage of development. The Company currently has no product(s) available to the general public but intends to launch this year after production is complete.

Beach Box provides a hardware and software solution to secure belongings when users are a short distance away. We believe the easy-to-use and cost-effective Beach Box can restore peace of mind and provide convenience to visitors at beaches, pools, & amusement parks by reducing the chance of theft of personal belongings. Beach Box is a portable safe, speaker, and USB charging station created to store your personal belongings, and it can also allow users to listen to music. It can use GPS, geofencing, and audible alarms to warn if the box is moved too far.

Beach Box has patented a system to provide securement of valuables in public locations. On June 23, 2022, Austin Igein, CEO and Co-Founder of Beach Box Safe, Inc., entered into an Assignment Agreement with Beach Box Safe, Inc. to assign Patent Nos. 11,367,322 and 11,335,149 and Pending Patent No. 17/731,480 to Beach Box Safe, Inc.

The Company's business model consists of renting Beach Box for $30 per day. Beach Box products are not available for sale to the general public, as they are only available for rent. We are currently focused on beach goers. Our Beach Box can be rented to consumers in Miami and we have a revenue share as well with hotels and beach clubs. We anticipate that Beach Box will primarily generate revenue through hardware rentals and reservations. Initially, we plan to sell B2B2C and, as of 4/19/2022, we have a signed letter of intent from The Goodtime Hotel in Miami to use their location to house our first 20 boxes.

We believe we are entering an untapped market that has yet to be truly exploited. There are 2 Billion people visiting beaches in the U.S. each season. We assume the average group size is 4 people (500MM visitors). By 2026 we believe we can service up to 5MM people in the U.S. alone with approximately 30,000 Beach Boxes. Visitors to pools and amusement parks could also potentially increase this number as the Company continues to develop.

We offer a unique product in a market with little to no competition, according to our research. We feel we are solving a problem and enhancing the beach experience at the same time.

Competitors and Industry

Industry

The portable storage industry is currently estimated at $1.2B.

Competitors

The Company has competitors in the portable storage market. Some of the top competitors in our industry include: Aquavault, locker systems/facilities, and the beach bag. Lockers are the Company's primary competition in the portable storage industry. Aquavualt also owns a significant market share, about 10%. The generic beach bag is another competitor, but they can be picked up and taken without warning.

We feel that Aquavault is a direct competitor of similar size and development. The global locker systems market and Aquavault are currently valued at $1.B and $18M, respectively. Despite the present competitive landscape, the Company stands out in the Storage and Portable Storage industries because we have integrated a portable storage concept with technology such as GPS tracking and alarms, cameras, and an insurance policy.

Current Stage and Roadmap

The Company is currently in the manufacturing phase. We are currently planning on launching 100 production boxes in Miami Beach in Q3 of 2022. At this point in the production stage, the boxes are fully functioning. We have also secured a hotel deal with which we will begin working in September. Our goal is to build up to 1000 boxes over the course of 2022.

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, researching and developing for our future products, etc. We have several new products planned over the next 24 months, including, but not limited to, a kiosk to house boxes within a locker system.

The Team

Officers and Directors

Name: Austin Igein

Austin Igein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Co-Founder
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Lead and direct project to its completion and assemble a team

that can complete technical work. Austin is not currently taking a salary but is compensated with existing equity.

- **Position:** Chairman of the board
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Oversees corporate governance of Beach Box

- **Position:** Acting CFO
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Managing the financial actions of the company. Duties include tracking cash flow, analyzing strengths and weaknesses , and preparing accurate forecasts

Other business experience in the past three years:

- **Employer:** Cisco
  Title: Lead GRC Engineer / Lead Archer Architect
  Dates of Service: April 11, 2019 - January 01, 2022
  Responsibilities: Manage risk and certifications for Cisco Products

Name: Darius Swain

Darius Swain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Information Officer
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Develops mobile applications for the company. Darius currently receives an hourly $20 rate for services, as well as his existing equity in the company. Darius works part-time for Beach Box Safe, Inc. Darius works 20 hours per week at Beach Box Safe, Inc.

- **Position:** Director of the Board
  Dates of Service: February 13, 2019 - Present
  Responsibilities: Oversees corporate governance

Other business experience in the past three years:

- **Employer:** PwC
  Title: Senior Associate - Cybersecurity & Privacy
  Dates of Service: May 03, 2022 - Present
  Responsibilities: Protect company against cyber attacks

Name: Ward Broom

Ward Broom's current primary role is with Microbaric Oxygen Systems LLC. Ward Broom currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of the Board
  Dates of Service: September 15, 2021 - Present
  Responsibilities: Oversees corporate governance. Ward works 1 hour per week at Beach Box Safe, Inc.

Other business experience in the past three years:

- **Employer:** Microbaric Oxygen Systems LLC
  Title: Chief Executive Officer
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Managing a company's overall operations

Other business experience in the past three years:

- **Employer:** WasteWizer Technologies
  Title: Board Observer
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Attends and participates in meetings of the board of directors and to receive all information provided to members of the board

Other business experience in the past three years:

- **Employer:** Sweeping Rewards
  Title: Principal
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Managing a company's overall operations

Other business experience in the past three years:

- **Employer:** Keenly Health LLC
  Title: Operational Advisor
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Creating and defining operations processes, establish standards that cut across the whole operation, secure operations, and map and refine an operation.

Other business experience in the past three years:

- **Employer:** Intent Solutions
  Title: Operational Advisor
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Creating and defining operations processes, establish standards that cut across the whole operation, secure operations, and map and refine an operation.

Other business experience in the past three years:

- **Employer:** ATDC
  Title: Mentor
  Dates of Service: August 01, 2016 - Present
  Responsibilities: Mentoring startups and founders

Other business experience in the past three years:

- **Employer:** Lena Biosciences
  Title: Business Advisor
  Dates of Service: September 01, 2021 - December 01, 2022
  Responsibilities: Creating and defining operations processes, establish standards that cut across the whole operation, secure operations, and map and refine an operation.

Other business experience in the past three years:

- **Employer:** Atlanta Technology Angels
  Title: Board Member
  Dates of Service: December 01, 2017 - December 01, 2021
  Responsibilities: Mentoring Startups and founders

Other business experience in the past three years:

- **Employer:** Cathaid Inc.
  Title: Chief Executive Officer
  Dates of Service: June 01, 2019 - March 01, 2021
  Responsibilities: Managing a company's overall operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the portable storage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our Beach Box. Delays or cost overruns in the development of our Beach Box and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Beach Box was formed on 2/13/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Beach Box has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Beach Box is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns one trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Austin Igein	70,000	Common Stock	60.87%

The Company's Securities

The Company has authorized Convertible Note, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 15,380 of Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $290,000.00
Maturity Date: September 15, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: 1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Common Stock

The amount of security authorized is 1,100,000 with a total of 115,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 15,000 shares of Common Stock to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $290,000.00
  Use of proceeds: The money was used for Research and development for Beach Box. We have also made significant strides to be ready for design for manufacturing. The monies have also allowed us to begin the production of 100 beach boxes.
  Date: September 15, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We currently have about $20,000 cash in the bank, $30,000 in buiness credit and $50,000 in personal funds to make the fist 100 boxes. Provided that we are able to make the boxes we will be able to successfully operate the business without the use of funding on Start Engine.

To offset some risk of financial burdens we are raising capital. The company estimates that it can operate another 3 months in the pre-revenue stage of development.

Foreseeable major expenses based on projections:

The remaining balance for Tooling is the Company's only major outstanding expense.

Estimated cost of Tooling - $87,000

All other expenses have been to date.

Future operational challenges:

We are working on getting a permit to be on Miami Beach to rent boxes. If we are unable to secure a permit with the City of Miami, the alternative would be to sell solely B2B2C.

Future challenges related to capital resources:

Manufacturing the Beach Boxes is the primary future challenge to the Company's capital resources. Provided we are not able to raise on StartEngine, Austin Igein and the team will take on the financial responsibilities of Beach Box to deploy the first 100 boxes. If we are able to secure sufficient funding through our StartEngine raise, we will be able to tackle the outstanding manufacturing items more smoothly. Other challenges include marketing and negotiations with businesses to rent our product(s).

Future milestones and events:

The Company's production of the Beach Boxes will have the largest financial impact on the Company. Once the Boxes are manufactured, our goal is to be able to rent 60% of our 100 boxes daily. Provided that we are able to reach this milestone consistently for 150 days in a year we will be on par with our projections. These projections assume a maximum raise on StartEngine.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022 the Company has capital resources available in the form of a line of credit for $30,000 from Wells Fargo, Chase, Amex, and Bank of America. The company has an additional $25,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the production of 100 boxes. The majority of funds raised will be used to pay for injection molding and marketing once complete.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $10,000 per month for expenses related to inventory, sales, salaries and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 40 months. This is based on an *expected* monthly burn rate of $25,000 per month for expenses related to inventory, sales, salaries and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Series A round.

Indebtedness

- **Creditor:** Convertible Note Holders
  Amount Owed: $290,000.00
  Interest Rate: 6.0%
  Maturity Date: September 15, 2024

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,000,550.00

Valuation Details:

Beach Box Safe, Inc. ("Beach Box" or the "Company") calculated its pre-money valuation based on an analysis of the following factors:

The value of all the company's current assets:

Beach Box is in the process of manufacturing its first 100 Boxes. These Boxes are currently in the tooling phase of production, which can take approximately 4-5 weeks. Production for the electronic components for the Box has been completed. The Box development is not dependent on funding. Each box will cost approximately $500 to make. This means our inventory will be approximately 50k. Beach Box has secured two patents totaling $30k in expense. These patents cover a portable securement apparatus using GPS and a locker system for portable storage. Beach Box also owns its trademark.

The valuation of the company's previous securities sale:

The Company has raised $290k in Convertible Notes from private investors before seeking to raise via equity crowdfunding. The valuation cap of these notes was at $3M. Since the initial raise beach box has accomplished the following:

Patent on physical Beach Box

Patent on locker system for Beach Box

Letter of intent from The Goodtime Hotel

Entered the injection molding phase (Building 100 units)

Sourced all electrical and hardware components for Beach Box

Finished all research and development for the production Unit

In addition, we have also received a letter of intent from a major hotel

Anticipated Uses of IP and Potential Partners:

We believe the physical box patent can be used to license our technology.

Similarly, we believe the locker system patent can be used to license our technology to other lockers bay systems.

We believe Marriott, SPG, and other major hotels may follow our relationship with The Good Times Hotel

Earnings multiples or projections of such (P/E ratio):

Year 1 (100 Boxes) -

Revenue: 279,000

COGS: 48,625

Gross Margin: 83%

Fixed Costs: 183,733

EBIDTA: 42,642

Year 2 revenue (1,000 Boxes) -

Revenue: 2,871,000

COGS: 493,600

Gross Margin: 83%

Fixed Costs: 1,386,245

EBIDTA: 991,155

Year 3 revenue (5000 boxes) -

Revenue: 14,772,150

COGS: 2,505,853

Gross Margin: 83%

Fixed Costs: 6,230,907

EBIDTA: 6,035,390

Steady State Profit Goal: 33% of revenue

Projection Figures are calculated by # of boxes X 150-day beach season X $31/day to rent X 60% Usage/day

Beach box plans to hit this target by creating boxes monthly to reach projections. Beach Box projections can be accomplished in the first without the maximum raise amount, but Beach Box will need to raise the maximum amount to scale to 1,000 and 5,000 boxes. When determining revenue, we accounted for the weather and seasonality of the product. When determining COGS, we considered the cost of the materials and labor directly used to create the good. We believe that our biggest obstacle to meeting these projections will be the approval from State and Local government, but we can mitigate this risk by forming partnerships with hotels.

Comparison to the valuation of competitors:

Aqauvault is our closest competitor. We both are aiming to keep personal belongings safe within reach. We believe our company has an advantage because we do not have to be affixed to a chair or object Aqauvault is currently valued at 18M and has done a little under 10 million in sales.

Aqauvault has no technology and therefore cannot be valued as a technology company. We are not only a portable safe, but we use GPS and audible alarms, biometric cameras, and insurance to safeguard against theft

Management and previous startup successes:

Austin Igein - Amazon wholesale 365k in revenue for 2 years 80k profit

Craig Betrick - Paintball company. 3 years of 700k+ revenue

Business Partnerships:

Letter of intent from The Good Times Hotel

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under an option plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $290,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,948.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  76.5%
  Our current box cost $500 to make. We will be looking to create our first 100 boxes with the initial funding

- *Marketing*
  20.0%
  We will use funds to make short form video content that is 10-15 seconds long.

If we raise the over allotment amount of $1,069,986.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  50.0%
  Our current box costs $500 to make. We will be looking to scale up to 1000 boxes in 1-2 years if we are able to reach our maximum goal.

- *Marketing*
  10.0%
  We will be marketing on social media handles including but not limited to Instagram, Facebook, and YouTube. We will be hiring a videographer to shoot over 200 short-form content videos of people using the product. We also plan to use Alfi to market our product. While we have calculated the average advertising rates, we have not started negotiations for their service. Lastly, we are planning to sign up hotels and beach resorts and will need marketing materials and a storage solution.

- *Research & Development*
  15.0%
  Funds will be used to improve Beach Box functionality. Funds will also be used to continue developing our patented locker system for Beach Box.

- *Company Employment*
  15.0%
  Part of the funds will be used to hire additional talent to build our sales team. We will be cold calling businesses to place boxes in hotels, beach clubs, etc.

- *Working Capital*
  6.5%
  Working capital will be used to pay for short-term investments, notes receivable, advance payments for future purchases, prepaid expenses, and inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.beachbox.co (We will make it available on www.beachbox.co).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/beachbox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Beach Box Safe, Inc.

[See attached]

BEACH BOX SAFE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Beach Box Safe, Inc.
Douglasville, Georgia

We have reviewed the accompanying financial statements of Beach Box Safe, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 17, 2022
Los Angeles, California

BEACH BOX SAFE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 197,573	$ 47
Prepaids and Other Current Assets	5,031	-
Total Current Assets	**202,604**	**47**
Total Assets	**$ 202,604**	**$ 47**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Convertible Note	270,000	-
Accrued interest on Convertible Note	4,650	-
Total Liabilities	**274,650**	**-**
STOCKHOLDERS EQUITY		
Common Stock	100	-
Additional Paid in Capital	3,139	1,381
Retained Earnings/(Accumulated Deficit)	(75,285)	(1,333)
Total Stockholders' Equity	**(72,046)**	**47**
Total Liabilities and Stockholders' Equity	**$ 202,604**	**$ 47**

See accompanying notes to financial statements.

BEACH BOX SAFE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	285	$	-
Cost of Goods Sold		-		-
Gross profit		285		-
Operating expenses				
General and Administrative		27,427		1,278
Research and Development		42,179		20
Total operating expenses		69,606		1,297
Operating Income/(Loss)		(69,321)		(1,297)
Interest Expense		4,650		-
Other Loss/(Income)		(19)		-
Income/(Loss) before provision for income taxes		(73,952)		(1,297)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(73,952)**	**$**	**(1,297)**

See accompanying notes to financial statements.

BEACH BOX SAFE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2019	-	$	-	$	100	$	(36)	$ 64
Capital contribution					1,281			1,281
Net income/(loss)							(1,297)	(1,297)
Balance—December 31, 2020	-		-		1,381	$	(1,333)	$ 47
Issuance of Restricted Stock	100,000		100		1,691			1,791
Share-Based Compensation					68			68
Net income/(loss)							(73,952)	(73,952)
Balance—December 31, 2021	100,000	$	100	$	3,139	$	(75,285)	$ (72,046)

See accompanying notes to financial statements.

BEACH BOX SAFE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(73,952)	$	(1,297)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		1,858		-
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(5,031)		-
Accrued Interest on Convertible Note		4,650		-
Net cash provided/(used) by operating activities		**(72,475)**		**(1,297)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		1,281
Borrowing on Convertible Notes		270,000		-
Net cash provided/(used) by financing activities		**270,000**		**1,281**
Change in Cash		197,525		(17)
Cash—beginning of year		47		64
Cash—end of year	**$**	**197,573**	**$**	**47**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Beach Box Safe Inc. was incorporated on February 13, 2019, in the state of Delaware. The financial statements of Beach Box Safe, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Douglasville, Georgia.

Beach Box Safe is a rental storage solution designed to keep people's belongings safe at the beach and other outdoor activity locations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Beach Box Safe Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of bill of sale with the customer: the Company determines the existence of a bill of sale with a customer when it is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the bill of sale has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing rental storage solution services designed to keep people's belongings safe at the beach and other outdoor locations.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 17, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Receivables	5,031	-
Total Prepaids and Other Current Assets	**$ 5,031**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,100,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 100,000 shares and 0 stock have been issued and are outstanding, respectively.

5. SHARE BASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 15,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-		-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	2,000	$ 15.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	2,000	$ 15.00	7.92
Exercisable Options at December 31, 2021	167	$ 15.00	7.92

Stock option expense for the years ended December 31, 2021, was $68.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	-	$ -	-
Granted	100,000	$ 0.41	
Vested	(5,208)	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	94,792	$ 0.41	9.71

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2020 was $1,691.

6. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 2021	$ 270,000	6.00%	09/15/2021	09/15/2024	5,031	4,749	-	270,000	270,000
Total	$ -				$ 5,031	$ 4,749	$ -	$ 270,000	$ 270,000

The convertible notes are convertible into Common Shares at a conversion price. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of a Qualified Equity Financing. The number of Conversion Shares to be issued to the noteholder will equal the greater of the following: (a) the number derived by dividing (i) the principal and accrued interest then outstanding on the Note by (ii) the quotient of (x) $3,000,000 divided by (y) the Fully Diluted Capitalization as of immediately prior to the issuance of the first Note or (b) the number derived by dividing (i) the principal and accrued interest then outstanding on the Note by (ii) eighty percent (80%) times the price per share of the Equity Securities paid in the Qualified Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (19,782)	$ (347)
Valuation Allowance	19,782	347
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (20,139)	$ (357)
Valuation Allowance	20,139	357
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $75,285, and the Company had state net operating loss ("NOL") carryforwards of approximately $75,285. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 17, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

BeachBox

A smart, safe, portable storage solution


BEACH BOX
Smart, Safe Storage
GPS enabled
Geofencing
Alarm system
Cameras
BEACH BOX
*The above is a prototype of a future product. Product is still currently under development not yet available on the market.

Website | Atlanta, GA | CONSUMER PRODUCTS

$0.00 raised

0 Investors	$8M Valuation
$69.57 Price per Share	$139.14 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Beach Box is aiming to revolutionize the portable storage space by giving customers the ability to securely store personal belongings within reach. Beach Box is a portable safe, speaker, and USB charging station created to store valuables while allowing users to listen to music. Our company is pre-revenue, we currently do not have our product available on the market, but do intend to launch this year.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Beach Box restores peace of mind and convenience when visiting beaches, pools, and amusement parks by reducing the chance of theft of personal belongings, in our view.
- We believe we are entering an untapped market that has yet to be truly exploited.
- We offer a unique product in a market with little to no competition, according to our research. We feel we are solving a problem and enhancing the beach experience at the same time.

OVERVIEW

Beach Box is working to revolutionize the portable storage space

How can one truly relax at the beach, when you constantly are looking over your shoulder, making sure no one steals your belongings while going for a swim. Most people are tired of having a friend stay behind to watch, or resorting to burying things in the sand. The beach itself is supposed to be an escape, not a place to worry.

At Beach Box, we are here to restore peace of mind and convenience when visiting these destinations by reducing the chance of theft of personal belongings.


BEACH BOX

**The above is a prototype of a future product. Product is still currently under development and is not yet available on the market.*

We are seeking to bring the industry a portable safe, speaker, and USB charging station created to store your valuables, allowing users to not only protect items but also listen to music at the same time. Beach Box can even use GPS, geofencing, and audible alarms to warn if the box is moved too far.

All in all, we are here to enhance a relaxing day by creating solutions for better safety.


Your Ultimate Beach Companion
A portable safe to protect all your valuables
GPS enabled
Geofencing
Alarm system
Cameras
Speaker
USB charging station

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market. Anticipated features shown in this graphic are subject to change.*

THE PROBLEM

Beach theft is a real problem


HAVE YOU EVER BEEN STRESSED AT:
THE BEACH
A POOL PARTY
AN AMUSEMENT PARK
Do you worry that someone will steal your valuables while you're in the water or on your favorite ride?
Your fears are valid.

It happens all the time which deters beach and pool goers from bringing some of their favorite forms of entertainment.

At Beach Box, we intend to make people feel safe and secure while having a good time. We want our users to feel like they can trust us with their valuables, while enhancing their beach, pool, or amusement park experience.

THE SOLUTION

A smart, safe, portable storage solution


Beach Box can take the worry out of your day.
BEACH BOX

**The above is a prototype of a future product. Product is still currently under development and is not yet available on the market.*

We believe we give people an easy security option on the beach while providing the convenience of a device charger and speaker and entertainment system.

And we are seeking to make it pretty easy too. Customers can find a Beach Box through GPS tracking, and lock belongings up to safeguard against theft. It works like this:


BEACH BOX
Its As Simple As
PAY
LOCKUP
RELAX

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

We anticipate that Beach boxes will use three lines of defense when it comes to protecting valuables - and yes, this is to ensure no one picks up the box and runs off with it.

1st line - GPS, Geofencing, Alarms. When the box is moved more than 20 feet from where it is set down/paid for it will alarm like a car
2nd line - Equipped with 4 cameras on each side of the box to discourage theft
3rd line - Insurance policy through State Farm to identify the user for property theft

Here's a closer look at our safety specs all together:


Theft Prevention...
SAFE
Lock up effortlessly
ALARM
Attention grabbing alarm
On The Off Chance Theft Wasn't Prevented...
GPS
Track your beach box contents
INSURANCE
$75,000 insurance policy included
Button
Handle
Latch
Brand
Storage Box
Led Lights
Camera
High-pitched speaker
Grille
Brand
Bass speaker
Positioning Buckle
Led Lights
Camera
Camera
Display
USB-C charging port

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market. Anticipated features shown in this graphic are subject to change.*

We have a rental business model similar to major scooter companies, but what makes us unique is that we have chosen to modernize this model by creating a rentable security solution that's not only safe, but also portable.

THE MARKET

160 M+ visitors hit the most popular US beaches annually

Beaches are among the most popular destinations when it comes to traveling in the US, meaning there is a $1.2 billion addressable market. (source)


Potential Market Opportunity
59M+
Annual tourists visiting California's most crowded beaches
64M+
Annual tourists visiting Florida's most crowded beaches
37M+
Annual tourists at popular east coast beaches in NY, NJ, MD, VA, SC

Source: Newsweek

In our view, there aren't any adequate solutions like ours in the market. We think Beach Box is a unique, attractive product that has an advantage in the industry. We believe our competition just doesn't hit all the marks quite like our solution.


BEACH BOX

**The above is a prototype of a future product. Product is still currently under development and is not yet available on the market.*

OUR TRACTION

We're already making waves

Beach Box has been getting attention from some major beachfront destinations in Miami. With that, we feel we are already proving scalability.

Here's more on our milestones:


Secured 2 patents:
core technology & scalability
Tested, & pre-sold product in Miami Beach
Commenced development of first 100 units
Previously raised
$365K in funding

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.*

WHY INVEST

We would like to be a household name for portable storage

And with that, our goal is to become incorporated into security features for hotels, homes, parks, festivals, pool parties, and so much more.

In the next 3-5 years, we hope to produce and rent on a large scale in the US and globally.



**The above is a prototype of a future product. Product is still currently under development and is not yet available on the market.*

We are planning to use this raise towards marketing efforts, building a sales team, with the goal to scale the company from 100 boxes to 5,000 boxes in inventory.

Overall, we think this is the right place and time because...

- Covid has created an outdoor preference when it comes to gathering (source)
- With crime rising in populated cities, people are wanting to feel safe (source, source)
- Scooters and other rental services set precedence for shared economy (source)
- People are more familiar with renting via QR Codes (source)
- We believe beach and pool security is in need of an overhaul

Invest in Beach Box today, and invest in a safer way to have a good time.


BEACH BOX

**The above is a prototype of a future product. Product is still currently under development and is not yet available on the market.*

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

July 2022

Our Company Launches!

Our company has launched on StartEngine. We anticipate 100 boxes to be available on Miami Beach during Q3 2022

Apr 2022

2 Patents Awarded

Beach Box is awarded with two patents. One on the physical box and one for a locker system. Patents will protect copycats.

Sept 2021

Beach Box raises $300,000

Beach box raises $300,000 to begin building first 100 boxes to pilot on Miami Beach.

Feb 2021

Beach Box Pilot

Tested one box in Miami for a month and sold the box every day to new customers. Earned over $300.

June 2020

Research and development - Prototyping

Beach Box team worked diligently to create the first ever prototype. This prototype required App development, Firmware development, Electrical Engineers, and Mechanical Engineers to complete.

Feb 2019

Inception of Beach Box

Completed market research for Beach Box in Miami, Fort Lauderdale, and Santa Cruz

Meet Our Team



Austin Igein

CEO and Co Founder / Acting CFO

Austin Igein is an IT Professional Services and Management Consulting professional with over 8 years of experience and knowledge in leading diverse teams in GRC Technology, IT Security Risk Management, Enterprise Risk Management and Technology projects to achieve optimal results. Experience spans a wide spectrum of industries including Energy & Utilities, Healthcare, Manufacturing, Insurance and the unique challenges associated with each.



Darius Swain

CIO and Co Founder

Darius Swain is a former IT Audit professional for KPMG, LLP, and Cyber Security Engineer (Governance) for Delta Air Lines. Darius is a very passionate and results-driven individual that seeks challenging projects. He has held jobs in which he gained valuable technical, client facing and project management skills. He has also developed an IOS application, Jeffery - Task Manager, which is currently downloadable through the Apple App Store.

Darius works part-time for Beach Box Safe, Inc. Darius works 20 hours per week at Beach Box Safe, Inc.



Austin Helm

Marketing and Sales Lead

Austin Helm is a Sales and marketing expert with hands on experience selling direct to consumer. He can convert leads into paying customers while managing day to day activities. Currently located in Fort Lauderdale/Miami which is the target market for our first 100 beach boxes. Austin will be responsible for managing the day to day operations on the beach and the logistics to keep these boxes charged and in-use.

Austin works part-time for Beach Box Safe, Inc. Austin works 10 hours per week at Beach Box Safe, Inc.



Ward Broom

Board Member

Ward Broom is a Georgia Tech Alumni with a background in Mechanical Engineering and Computer Integrated Manufacturing. Ward has served on several boards including Beach Box, WasteWizer, and Atlanta Technology Angels. Boards is active in the startup community in Atlanta and angel invests in his spare time.

Ward works 1 hour per week at Beach Box Safe, Inc.

Offering Summary

Company	Beach Box Safe, Inc.
Corporate Address	1300 Memorial Drive Southeast, Unit 18, Atlanta, GA 30317
Offering Minimum	$9,948.51
Offering Maximum	$1,069,986.60
Minimum Investment Amount (per investor)	$139.14

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	143
Maximum Number of Shares Offered	15,380
Price per Share	$69.57
Pre-Money Valuation	$8,000,550.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive a computer sticker and 3 free uses of Beach Box.

$1,000+ | Tier 2

Invest $1,000+ and receive a computer sticker, T-shirt , and 5 free uses of Beach Box.

$2,500+ | Tier 3

Invest $2,500+ and receive a computer sticker, T-shirt , and 10 free uses of Beach Box.

$5,000+ | Tier 4

Invest $5,000+ and receive a computer sticker, T-shirt , and 15 free uses of Beach Box.

$10,000+ | Tier 5

Invest $10,000+ and receive a computer sticker, T-shirt , Dinner with a founder, and a personal Beach Box for your enjoyment!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Beach Box will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $69.57 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares of Common Stock for $6,957. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow BeachBox to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transcript:

00:00:00:10 - 00:00:18:11

Austin Igein

My name is Austin Igein. I'm the CEO and co-founder of Beach Box. Beach Box is a portable safe that can secure your belongings at the beach. It has two chargers as well. As a Bluetooth speaker. One day I went to the beach with a bunch of my friends and we knew one of us had to stay behind to make sure that our personal belongings were safe.

00:00:18:19 - 00:00:32:08

Austin Igein

So I thought to myself, what if I reinvented the safe with modern technology such as an audible alarms for biometric cameras and a $75,000 insurance policy if your personal belongings get stolen?

00:00:32:13 - 00:00:59:17

Austin Helm

My name is Austin Helm, and I'm one of the co-founders of Beach Box. Austin came to me with the idea for Beach Box one day when we were at lunch with some friends, and then one thing led to another, and the next thing I knew, he had sent me a 25lb to 30lb makeshift prototype of the Beach Box that I ended up carrying up and down Fort Lauderdale Beach, asking all different types of people what they thought of the idea and whether or not they'd be willing to use the product.

00:00:59:19 - 00:01:21:22

Austin Helm

The feedback was overwhelmingly positive, so we moved forward. We built a more robust prototype and decided to look into what the response would be like from our larger target consumers like hotels and beach clubs. We showed them the prototype, told them our plans, and again, overwhelmingly positive. We even received a letter of intent from one hotel indicating that they wanted to pilot the product on Miami Beach.

00:01:22:05 - 00:01:43:19

Austin Igein

We believe we have a legitimate business here. We have the brains, the manpower, the market the product, and all we're missing is you. With your help, we can bring things to the next level. We have a production level product ready to scale. We anticipate that the box will come equipped with the following features a safe, an alarm system,

00:01:43:19 - 00:01:59:10

Austin Igein

ESP 32 biometric cameras, a U Blocks GPS module that is accurate within three meters, two 35 watt woofers, two 15 tweeters which comprises the speaker charger and then up to 12 hours of lithium ion battery.

00:01:59:10 - 00:02:07:15

Austin Igein

Beach Box an I. O. T device which is primarily controlled by our mobile application. All payments can be made using our app.

00:02:07:15 - 00:02:11:07

Austin Igein

We plan to launch a pilot on Miami Beach with 100 units.

00:02:12:01 - 00:02:34:01

Austin Igein

The cost of Beach Box will be $30 per day to the individual consumer, and then we will have a profit share with hotels and other establishments around the beach. Beach Box is a unique product with very little competition. Not only does it solve a problem, but it enhances the beach experience. Now is your time to invest in Beach Box so that we can bring it to a beach near you.

00:02:34:13 - 00:02:37:05

Austin Igein

Thank you. We cannot wait to have you as part of the team!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 02/13/2019
FILED 11:30 AM 02/13/2019
SR 20190966252 - File Number 7281830

CERTIFICATE OF INCORPORATION
OF
Beach Box Safe, Inc.

FIRST. The name of the corporation is Beach Box Safe, Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 100,000 shares of Common Stock, and the par value of each of such shares is $0.001.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: February 9, 2019

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:12 PM 08/30/2021
FILED 05:12 PM 08/30/2021
SR 20213118866 - File Number 7281830

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
BEACH BOX SAFE, INC.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 1,100,000 shares of Common Stock, and the par value of each of such shares is $0.001.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of August, 2021.

By: [signature]
Authorized Officer

Title: President

Name: Austin Igein
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